EXHIBIT 99.1

04/CAT/07

FOR IMMEDIATE RELEASE

13.00 GMT, 08:00 EST Wednesday 11 February 2004

For further information contact:

Cambridge Antibody Technology Tel: +44 (0) 1223 471 471 Peter Chambré, Chief Executive Officer John Aston, Chief Financial Officer Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe)
 Tel: +44 (0) 20 7067 0700
Kevin Smith
Rachel Lankester

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY

GRANTS LICENCE TO WYETH

Cambridge, UK… Cambridge Antibody Technology  (LSE: CAT; NASDAQ: CATG) today announces that Wyeth (NYSE:WYE) has exercised an option to license CAT’s proprietary antibody phage display libraries for in-house use. The libraries will support Wyeth’s activities in therapeutic antibody drug discovery and development across a broad range of therapeutic areas.  This option to license CAT’s libraries was granted to Wyeth as part of the collaboration agreement entered into in March 1999.

In return for Wyeth’s exercise of the option, CAT will receive an upfront licence fee. Wyeth has a number of exclusive therapeutic and diagnostic antibody product options related to its use of the library which, if exercised, will result in CAT receiving a product licence fee and potential milestone and royalty payments.

Peter Chambré, Chief Executive Officer of CAT, commented “We have developed an excellent relationship with Wyeth over the past four years that has already resulted in Wyeth taking two exclusive product licences to human antibodies identified through work carried out at CAT in collaboration with Wyeth. This collaboration has clearly demonstrated the value of our platform technology and we are pleased that Wyeth has chosen to take this technology in house.”

-ENDS-

Notes to Editors

Cambridge Antibody Technology (CAT):

·

CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

·

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company’s strategy to develop a portfolio of antibody-based drugs.

·	Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
·

HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.

·	Five further licensed CAT-derived human therapeutic antibodies are in clinical development, with four further licensed product candidates in pre-clinical development.
·

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

·	CAT has also licensed its proprietary technologies to several companies. CAT’s licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
·	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.